SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549




                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939



                                ALLIEDSIGNAL INC.

                                (Name of Company)

                                101 Columbia Road
                            Morristown, NJ 07962-2497
                             -----------------------
                    (Address of Principal Executive Offices)



           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                           AMOUNT
               --------------                           ------
               Notes due July 1, 2005            An Undetermined Amount
                                                (Estimated Not to Exceed
                                                      $575,000,000)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  May 20, 1998.

NAME AND ADDRESS OF AGENT FOR SERVICE: Peter M. Kreindler, Esq., Senior Vice President, General Counsel and Secretary, AlliedSignal Inc., 101 Columbia Road, Morristown, New Jersey 07962-2497

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Company.

GENERAL
-------

1.  GENERAL INFORMATION

(A) FORM OF ORGANIZATION:  Corporation.

(B) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED: Delaware.

2.  SECURITIES ACT EXEMPTION APPLICABLE.

     AlliedSignal Inc., a Delaware corporation (the "Company"), is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 3(a)(9) thereunder, in connection with the Company's exchange offer as described herein (the "Exchange Offer"). The Exchange Offer is being made by the Company pursuant to its Offering Circular dated May 20, 1998 ("Offering Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery of even date therewith, and consists of an offer to exchange an undetermined aggregate principal amount of the Company's Notes due July 1, 2005 (the "New Notes") for the Company's outstanding $250,000,000 9 7/8% Debentures due June 1, 2002 (the "Old 2002 Debentures") and for the $100,000,000 9.20% Debentures due February 15, 2003 (the "Old 2003 Debentures" and together with the Old 2002 Debentures the
"Old Debentures").

     There have not been any sales of securities of the same series as the New Notes or the Old Debentures by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer transaction.

     The Company retained Goldman, Sachs & Co. ("Goldman") to advise the Company as to the structure, process and financial matters related to the Exchange Offer. Goldman's services to the Company are limited solely to such advisory services, and Goldman will not, directly or indirectly, solicit the exchange of Old Debentures for New Notes under the Exchange Offer or otherwise make recommendations with respect to acceptance or rejection of the Exchange Offer. In exchange for such advisory services, Goldman will be paid a flat fee which is not dependent upon the outcome of the transaction. Goldman will not be paid any commission or similar variable type of remuneration.

     The Company also has retained Georgeson & Company Inc. as the "Information Agent" and The Chase Manhattan Bank as the "Exchange Agent" in connection with the Exchange Offer. The Information Agent and Exchange Agent will provide to holders of Old Debentures only information otherwise contained in the Offering Circular and general information regarding the mechanics of the exchange process. The Exchange Agent will provide the actual acceptance and exchange services with respect to the exchange of Old Debentures and New Notes. Neither the Information Agent nor the Exchange Agent will solicit exchanges in connection with the Exchange Offer and will not make recommendations as to the acceptance or rejection of the Exchange Offer.

Both the Information Agent and Exchange Agent will be paid reasonable fees directly by the Company for their services.


     There are no cash payments made or to be made by any holder of the outstanding Old Debentures in connection with the Exchange Offer.

                                  AFFILIATIONS
                                  ------------

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.

The following is a list of direct and indirect subsidiaries and affiliates of the Company. Indirect subsidiaries and affiliates are indented and listed under their direct parent. Ownership indicated herein refers to the ownership of the direct parent. Unless otherwise indicated, the bases of control is ownership of equity securities.

AlliedSignal Inc.
   AS BAR LLC                                                       100.000000%
     Burbank Aircraft International GmbH                            100.000000%
     Harco Aerospace Fasteners, Ltd.                                100.000000%
   AS BAR PBH LLC                                                   100.000000%
   ASA Investments Inc.                                             100.000000%
   ASI Specialty Chemicals, L.L.C.                                  100.000000%
     UOP LLC                                                         49.900000%
       Nikki-Universal Co., Ltd.                                     50.000000%
       Temperature Controlled Reactors L.L.C.                        50.000000%
       UOP Admin B.V.                                               100.000000%
       UOP B.V.                                                     100.000000%
       UOP Canada Inc.                                              100.000000%
       UOP Foreign Sales Corporation                                100.000000%
       UOP GmbH                                                     100.000000%
       UOP International Services Limited                            99.700000%
       UOP International Technology Limited                          99.700000%
       UOP Invest B.V.                                              100.000000%
       UOP K.K.                                                     100.000000%
       UOP Limited                                                   99.999900%
         UOP France s.a.r.l.                                        100.000000%
           UOP M.S. SpA                                               0.010000%
         UOP M.S. SpA                                                99.990000%
       UOP N.V.                                                      99.997315%
       UOP Pacific Ltd.                                              99.800000%
         Shanghai UOP Ltd.                                           70.000000%

       UOP Processos Industriais do Brasil Ltda.                     99.987523%
       UOP Spain, S.A.                                               14.980000%
       Union Showa K.K.                                              50.000000%
       Universal Oil Products Asia Pacific Pte. Ltd.                100.000000%
       Universal Oil Products Company                               100.000000%
         Cataleasco, Inc.                                           100.000000%
         Katalistiks International, Inc.                            100.000000%
         UOP Charitable Foundation, Inc.                            100.000000%
         UOP Equitec Services, Inc.                                 100.000000%
         UOP Inc.                                                   100.000000%
         UOP Management Services, Inc.                              100.000000%
           UOP Management Services                                   49.000000%
           Ltd.
         UOP Middle East Company                                    100.000000%
         UOP Processes International, Inc.                          100.000000%
           UOP N.V.                                                   0.002685%
           UOP Processos Industriais do Brasil Ltda.                  0.012477%
   Aerospace Preforms Limited                                       100.000000%
   Alliance Polymers Company                                         50.000000%
   Allied Capital Management LLC                                    100.000000%
   Allied Chemical Communications Company, Inc.                     100.000000%
   Allied Chemical Corporation                                      100.000000%
   Allied Chemical Nuclear Products, Inc.                           100.000000%
     Allied-General Nuclear Services                                 50.000000%
   Allied Technologies Corporation                                  100.000000%
   Allied-Signal Aerospace Avionics Company                         100.000000%
     AlliedSignal Joint Venture Partnership                           1.000000%
     American Russian Integrated Avionics                            67.700000%
   Allied-Signal Energy Services, Inc.                              100.000000%
     Allied Fuel Energy Services Company, L.P.                       42.500000%
     Allied Fuel Services Company                                    51.000000%
     ConverDyn (Partnership Interest)                                50.000000%
   Allied-Signal Environmental Services, Inc.                       100.000000%
   AlliedSignal Aerospace Pty Limited                                 0.010000%
   AlliedSignal Aerospace Service Corporation                       100.000000%
     AlliedSignal Laminate Systems Technology Ltd.                    0.000001%
   AlliedSignal Canada Inc. (Preferred Stock)                       100.000000%
     Allied-Signal Automotive of Canada Inc.                        100.000000%
     AlliedSignal Aerospatiale Canada Inc.                          100.000000%
   AlliedSignal Chemicals Inc.                                      100.000000%
   AlliedSignal China Inc.                                          100.000000%
     AlliedSignal (Australia) Sales Limited                          12.500000%
     AlliedSignal Laminate Systems Technology Ltd.                    0.000001%
     Nittobo Norplex/Oak Co., Ltd.                                    0.000260%
   AlliedSignal Environmental Catalysts Inc.                        100.000000%
     ASEC Manufacturing (Partnership Interest)                       50.000000%

       AS Catalizadores Ambientales, S.A. de C. V.                   99.000000%
       AlliedSignal Catalyseurs pour l'Environnement SAS             99.000000%
         AlliedSignal Environmental Catalysts GmbH                  100.000000%
     ASEC Sales (Partnership Interest)                               50.100000%
       AS Catalizadores Ambientales, S.A. de C. V.                    1.000000%
       AlliedSignal Catalyseurs pour l'Environnement SAS              1.000000%
   AlliedSignal Eurasia Ltd.                                        100.000000%
   AlliedSignal Europe Inc.                                         100.000000%
     AlliedSignal (Australia) Sales Limited                          12.500000%
     AlliedSignal Sistemas de Seguridad S.A.                          0.000625%
   AlliedSignal Europe [N.V.]                                         0.048784%
   AlliedSignal Fluorochemicals Europe B.V.                         100.000000%
   AlliedSignal International Finance Corporation                   100.000000%
     ASIFCO (Suzhou) Inc.                                           100.000000%
     Alchem Assurance Limited                                       100.000000%
     Allied Chemical do Brasil Comercio e Participacoes,             99.982790%
     Ltda.
     Allied Signal Italia S.p.A.                                     99.900000%
       AlliedSignal Fluorochemicals Italia S.r.l.                   100.000000%
       Alliednignal Sistemi di Sicurezza S.p.A.                      99.950000%
         Autoflug S.p.A.                                            100.000000%
         Compagnia Costruzione Cinture S.p.A.                       100.000000%
       FIAAM Filter, S.p.A.                                          40.001259%
         AFICO Filters                                               20.000000%
         Arto Iberica S.A.                                          100.000000%
         Coopers Filters, Ltd.                                      100.000000%
         FIAAM Filter Germany GmbH                                  100.000000%
         Fram Europe A.B.                                           100.000000%
         Fram Europe B.V.                                           100.000000%
           Coopers Filters Europe B.V.                              100.000000%
         Fram Europe Limited                                        100.000000%
         Fram Filter France S.A.                                     99.850000%
         Fram Filter, S.p.A.                                        100.000000%
     AlliedSignal (Australia) Sales Limited                          50.000000%
     AlliedSignal (China) Investment Co., Ltd.                      100.000000%
       AlliedSignal (Kaiping) Industrial Fabrics Co. Ltd.            70.000000%
       AlliedSignal (Kaiping) Industrial Fibers Co. Ltd.             70.000000%
       AlliedSignal Amorphous Metals (Shanghai) Co., Ltd.           100.000000%
       AlliedSignal Friction Materials (Guangzhou) Co.,             100.000000%
       Ltd.
       AlliedSignal Laminate Systems (Suzhou) Co., Ltd.             100.000000%
       AlliedSignal TAECO Aerospace (Xiamen) Company                 65.000000%
       Limited
       AlliedSignal Turbocharging Systems (Shanghai) Co.,           100.000000%
       Ltd.
       CRIAA AlliedSignal (Nanjing) Aero Accessories Co., Ltd.       51.000000%

       Fenghua KBAS Automotive Air Compressor Co., Ltd.              35.000611%
       AlliedSignal CATIC Engine (Suzhou) Co., Ltd.                  56.000000%
     AlliedSignal (Thailand) Co., Ltd.                               99.970000%
       Bendix (Thailand) Limited                                     46.880000%
     AlliedSignal Aerospace Pty Limited                              99.990000%
     AlliedSignal Aerospace Pty Limited (Preferred Stock)           100.000000%
     AlliedSignal Aerospace de Mexico S.A.                        (less than 1%)
     AlliedSignal Asahi Co., Ltd.                                    51.000000%
     AlliedSignal Automotive Ltda. (Preferred Stock)                 20.000000%
       Knorr-Bremse Sistemas para Veiculos Comerciais                35.000000%
       Brasil Ltda.
     AlliedSignal Automotive de Mexico, S.A. de C.V.              (less than 1%)
     AlliedSignal Bremsbelag GmbH                                    10.000000%
       AlliedSignal Aftermarket Europe B.V.                         100.000000%
       AlliedSignal Aftermarket Europe GmbH                         100.000000%
       AlliedSignal Aftermarket Europe [N.V.]                        99.920000%
       AlliedSignal Aftermarket Europe, Sverige AB                  100.000000%
         AlliedSignal Aftermarket Europe ApS                        100.000000%
         AlliedSignal Aftermarket Europe Norge AS                   100.000000%
       AlliedSignal Materiales de Friccion SA                       100.000000%
       Financiere AlliedSignal S.A.                                   1.891896%
         AlliedSignal Fibers Europe S.A.S.                           99.999996%
         AlliedSignal Industrial Fibers S.A.                         99.999260%
         AlliedSignal Laminate Systems S.A.                          99.988966%
         AlliedSignal Materiaux de Friction SA                       99.999717%
         AlliedSignal Remanufacturing S.A.                           75.000000%
         AlliedSignal Servicos Industriais e Comerciais              98.000000%
         Portugal, Lda.
         AlliedSignal Turbo S.A.                                    100.000000%
           Garrett Finances S.N.C.                                   99.000000%
           Turbo Services S.N.C.                                     99.000000%
         Garrett Finances S.N.C.                                      1.000000%
         Holt Lloyd Holdings S.A.                                   100.000000%
           Holt Lloyd S.A.                                          100.000000%
         Societe d'Etudes et de Constructions                        99.997619%
         Aero-Navales, S.A. (Equity Share)
           Enpro Secan (India) Private Limited                       50.000000%
       Jurid (U.K.) Ltd.                                            100.000000%
     AlliedSignal Canada Inc.                                        99.577465%
     AlliedSignal Carpet Fibers B.V.                                100.000000%
     AlliedSignal Europe [N.V.]                                       0.167259%
     AlliedSignal European Services S.A.S.                           10.000000%
     AlliedSignal Filtros de Mexico S.A. de C.V.                      0.000006%
     AlliedSignal Foreign Sales Corporation                         100.000000%
     AlliedSignal Holdings Limited                                   99.999965%

       Skyforce Avionics, Ltd.                                      100.000000%
       AlliedSignal Aerospace GmbH                                    0.200000%
       AlliedSignal Limited                                         100.000000%
         AlliedSignal Holdings B.V.                                  54.900000%
           Knorr-Bremse Systeme fuer Nutzfahrzeuge                   35.000000%
           GmbH
             Knorr Systemes pour Vehicules                           99.849194%
             Utilitaires France S.A.
             Knorr-Autobrzdy S.R.O.                                  67.000000%
             Knorr-Bremse Benelux B.V.B.A.                           99.000000%
             Knorr-Bremse Fekrendszerek Kft.                        100.000000%
             Knorr-Bremse Italia, S.p.A.                             99.344262%
             Knorr-Bremse Sistemi per Autoveicoli                   100.000000%
             Commerciali Italia S.p.A.
             Knorr-Bremse System for Tunga Fordon                   100.000000%
             AB
             Knorr-Bremse Systems for Commercial                    100.000000%
             Vehicles Limited
               Knorr-Bremse U.K. Ltd.                               100.000000%
             Knorr-Bremse Systems for Commercial                    100.000000%
             Vehicles Limited
             Knorr-Orsan Ticari Arac, Sistemleri                     51.000000%
             Limited, Sirketi
         Dexbin, Ltd.                                               100.000000%
           Allied Signal Italia S.p.A.                                0.100000%
           Allied-Signal Aerospace Limited                          100.000000%

         Fortin Laminating Limited                                  100.000000%
         Garrett Automotive Limited                                 100.000000%
           Garrett Turbo Services Limited                            99.990000%
             Turbocare Limited                                      100.000000%
           Rajay Limited                                             50.000000%
           Roto-Master Limited                                       50.000000%
       Cheshire Castings Ltd.                                       100.000000%
       Ferranti-Bendix Power Generation Limited                     100.000000%
       Holt Lloyd Group Limited                                     100.000000%
         Autoclub Limited                                           100.000000%
         Holt Lloyd Australasia Pty Limited                           0.008000%
           Kayes Chemical Co. Limited                               100.000000%
         Holt Lloyd Holdings B.V.                                   100.000000%
         Holt Lloyd Holdings Limited                                100.000000%
           Holt Lloyd Holdings B.V.                                 100.000000%
         Holt Lloyd International Limited                           100.000000%
           Burnaby & Chantrell Limited                              100.000000%
           Carr & Day & Martin Limited                              100.000000%
           DCMC Industrial Aerosols Limited                         100.000000%

           Dupli-Color Limited                                      100.000000%
           Flexiwrap Limited                                        100.000000%
           Flexy Brushes Limited                                    100.000000%
           Glassmatch Limited                                       100.000000%
           Holt Lloyd & Raposa Limitada                              35.000000%
           Holt Lloyd Americas Limited                              100.000000%
           Holt Lloyd Australasia Pty Limited                        99.992000%
           Holt Lloyd Export Limited                                100.000000%
           Holt Lloyd Limited                                       100.000000%
           Holt Lloyd Pension Trustees Ltd.                         100.000000%
           Holt Products Limited                                    100.000000%
             MR Holt Product Pty Limited                            100.000000%
           Lloyds Industries (Molyslip) Limited                     100.000000%
           Lloyds Industries International Limited                  100.000000%
           Loy Plastics Limited                                       0.050000%
           Nippon Kigyo KK                                          100.000000%
           Radweld Engineering Company Limited                      100.000000%
             Loy Plastics Limited                                    99.950000%
           Redex Limited                                            100.000000%
           Romac Industries Limited                                 100.000000%
           WH Cowie Limited                                         100.000000%
         Holt Lloyd International Limited                           100.000000%
         Holt Lloyd S.p.A.                                          100.000000%
           Holts Srl                                                100.000000%
         Holt Lloyd Trustee Co. Ltd.                                100.000000%
         Simoniz International Limited                              100.000000%
       Holt Lloyd Group Limited                                     100.000000%
       Klippan Automotive Products (U.K.) Limited                    99.999007%
       Normalair-Garrett (Holdings) Limited                          48.000000%
         Normalair-Garrett Limited                                   98.000000%
         Normalair-Garrett Manufacturing Pty. Ltd.                   99.996667%
           Normalair-Garrett Pty. Ltd.                                0.000800%
             Normalair-Garrett Manufacturing Pty.                     0.003333%
             Ltd.
         Normalair-Garrett Pty. Ltd.                                 99.999200%
     AlliedSignal Holdings Limited                                   99.999827%
     AlliedSignal Holdings Limited (Preferred Stock)                 99.999995%
     AlliedSignal India Private Limited                              99.999813%
     AlliedSignal International Inc.                                100.000000%
       AlliedSignal (Australia) Sales Limited                        12.500000%
       AlliedSignal Inc. Japan                                      100.000000%
       AlliedSignal Laminate Systems Technology Ltd.                  0.000001%
       Nittobo Norplex/Oak Co., Ltd.                                  0.000260%
     AlliedSignal Ireland Limited                                     0.000035%
       AlliedSignal International Services S.A.S.                    75.000000%
       AlliedSignal Ireland Software Limited                        100.000000%

       Holt Lloyd Limited (Ireland)                                 100.000000%
       Iropharm plc                                                 100.000000%
       Iropharm plc                                                 100.000000%
       Jellalabad plc                                               100.000000%
     AlliedSignal Korea Ltd.                                        100.000000%
     AlliedSignal Laminate Systems Inc.                             100.000000%
       AlliedSignal Deutschland GmbH                                100.000000%
         AlliedSignal Aerospace GmbH                                 99.800000%
         AlliedSignal Bremsbelag GmbH                                90.000000%
         AlliedSignal Chemical Holding AG                           100.000000%
           Riedel-de Haen AG                                        100.000000%
             Lindener Volksbank e.G.                                  0.021249%
             Niedersaechsische Gesellschaft fuer                      0.250000%
             Endablagerung von Sonderabfall mbH
             RdH Laborchemikalien GmbH & Co. KG                      25.000000%
             RdH Laborchemikalien                                    25.000000%
             Verwaltungs-GmbH
             Riedel-de Haen Sozialhilfe GmbH                        100.000000%
           Riedel-de Haen AG                                        100.000000%
           Riedel-de Haen AG                                        100.000000%
         AlliedSignal Laminate Systems GmbH                         100.000000%
         AlliedSignal Polymers GmbH                                 100.000000%
         AlliedSignal Specialty Chemicals GmbH                      100.000000%
         Holt Lloyd Holdings GmbH                                   100.000000%
           Holt Lloyd GmbH                                          100.000000%
           Holt Lloyd Kfz-pflegemittel Export GmbH                  100.000000%
       AlliedSignal Europe [N.V.]                                    99.783957%
       AlliedSignal Laminate Systems (Thailand) Company              99.998600%
       Limited
       AlliedSignal Laminate Systems Pacific Limited                 99.999971%
       AlliedSignal Laminate Systems Singapore Inc.                 100.000000%
         AlliedSignal Laminate Systems Technology Ltd.                0.000001%
       AlliedSignal Laminate Systems Technology Ltd.                 99.999992%
       AlliedSignal Technologies Inc.                                 0.600000%
         AlliedSignal Automotive Ltda.                               59.999872%
       Asahi-Schwebel (Taiwan) Co., Ltd.                             49.000446%
       Asia Pacific Resin Corporation                                25.000000%
       Financiere AlliedSignal S.A.                                  25.637718%
       Nittobo Norplex/Oak Co., Ltd.                                 49.999221%
         Oak-Mitsui (Partnership Interest)                           50.100000%
         Oak-Mitsui Inc.                                             50.100016%
       AlliedSignal Laminate Systems Pacific Limited                  0.000029%
       AlliedSignal Laminate Systems Technology Ltd.                  0.000001%
       AlliedSignal Materiaux de Friction SA                          0.000040%
       AlliedSignal Productos Automotrices, S.A. de C.V.              0.000009%
       AlliedSignal Romania Srl                                     100.000000%

       AlliedSignal Singapore (Pte.) Limited                        100.000000%
       AlliedSignal Sistemas de Seguridad S.A.                       99.999375%
       AlliedSignal Sogefi Aftermarket Europe B.V.                   65.000000%
         AlliedSignal TBS Holdings, Inc.                              0.830000%
           AlliedSignal Truck Brake Systems Company                  65.000000%
           (Partnership Interest)
              AlliedSignal TBS Canada Inc.                          100.000000%
              AlliedSignal Truck Brake Systems Foreign Sales        100.000000%
              Corp.
         AlliedSignal Technologies Inc. (Preferred Stock)           100.000000%
         AlliedSignal Waterford Limited                             100.000000%
           AlliedSignal European Services S.A.S.                     90.000000%
           AlliedSignal International Services S.A.S.                25.000000%
         AlliedSignal de Mexico, S.A. de C.V.                        88.814772%
           AlliedSignal Aerospace de Mexico S.A.                     10.000000%
           AlliedSignal Automotive de Mexico, S.A. de C.V.           99.999999%
           AlliedSignal Filtros de Mexico S.A. de C.V.               99.999994%
           AlliedSignal Productos Automotrices, S.A. de C.V.         99.999991%
         CEA AlliedSignal Aircraft Wheels and Brakes Repair and      60.000000%
         Overhaul Co., Ltd. Shanghai
         Financiere AlliedSignal S.A                                 72.391556%
         Garrett Turbo Inc.                                         100.000000%
         Garrett Turbochargers Ltd.                                  51.428571%
         Goodproud                                                  100.000000%
         Holt Lloyd Limited                                         100.000000%
         Holt Lloyd S.A. (Spain)                                    100.000000%
         Holts Pty Limited                                          100.000000%
           Holt Lloyd International (South Africa) Pty Limited      100.000000%
           Turtleline (Pty) Limited                                 100.000000%
         Industrial Turbines International, Inc.                     15.398152%
         Industrial Turbines International, Inc. (Preferred Stock)    8.798686%
         JKC Truck Brake Systems Co., Ltd.                           17.500000%
         Musashi Holt KK                                             80.000000%
         Nittobo Norplex/Oak Co., Ltd.                                0.000260%
       AlliedSignal Ireland Limited                                  99.999965%
       AlliedSignal Joint Venture Partnership                        99.000000%
       AlliedSignal Leasing Company L.P. (Partnership Interest)       1.000000%
       AlliedSignal Materiaux de Friction SA                          0.000040%
       AlliedSignal Power Systems Inc.                              100.000000%
       AlliedSignal Singapore Inc.                                  100.000000%
       AlliedSignal Specialty Chemicals (S) Pte Ltd                 100.000000%
       AlliedSignal TBS Holdings, Inc.                               87.020000%
       AlliedSignal Technical Services Corporation                  100.000000%
         AlliedSignal (Australia) Sales Limited                      12.500000%
         AlliedSignal Laminate Systems Technology Ltd.                0.000001%
       AlliedSignal Technologies Inc.                                99.400000%

         AlliedSignal Transportation Inc.                           100.000000%
         AlliedSignal de Mexico, S.A. de C.V.                        10.818360%
         AlliedSignal-Asiatic Pte Ltd                                60.000000%
         American Russian Integrated Avionics Corporation            67.700000%
         Astor Holdings, Inc.                                       100.000000%
           Astor Holdings II, Inc.                                  100.000000%
             ABI Acquisition 1 plc. (Preferred Stock)                99.999907%
               ABI Acquisition 2 plc.                                99.999907%
                 Associated British Industries Limited               99.999972%
                 Astor Stag Limited                                  99.998428%
                   Astor Stag S.A.                                  100.000000%
                   Astor Stag S.A.R.L.                              100.000000%
                   Stag Francaise S.A.                              100.000000%
               ABI Acquisition 2 plc. (Ordinary Non-Voting)         100.000000%
               ABI Corporation                                      100.000000%
                 Astor Corporation (Preferred Stock)                100.000000%
                   ABI Acquisition 1 plc.                           100.000000%
                   Petrofin Corporation                              66.500000%
               Astor Corporation                                    100.000000%
     Avcon, Inc.                                                     14.906416%
     Bendix Electronic Service Corporation de Espana, S.A.           70.000000%
     Bendix Leasing Company                                         100.000000%
     Bendix Mintex Pacific Proprietary Limited                       50.000000%
       Bendix (Thailand) Limited                                      6.250000%
       Don Brake (Australia) Pty Limited                            100.000000%
       Don Brake (Malaysia) Sdn Bhd                                 100.000000%
     Bendix Mintex Proprietary Limited                               50.999987%
       Bendix Mintex Employees Superannuation Pty Ltd.              100.000000%
       Bendix Mintex Executive Superannuation Pty Ltd               100.000000%
       Bendix Mintex Staff Superannuation Pty Ltd                   100.000000%
     Bendix Products Corporation                                    100.000000%
     Bunker Ramo Electronic Data Systems S.A.                       100.000000%
     Burdick & Jackson, Inc.                                        100.000000%
     CFE Company (Partnership Interest)                              50.000000%
     Compania Industrial de Fluorita, S.A.                           40.000000%
     Compania Metalurgica de Parral, S.A.                            40.000000%
     Don Brake (Malaysia) Sdn Bhd                                    50.000000%
     EM Sector Holdings Inc.                                        100.000000%
       JGC Corporation                                                0.010000%
       UOP Asia Ltd.                                                100.000000%
       UOP Inter-Americana, Inc.                                    100.000000%
       UOP LLC (LLC Membership Interest)                              0.100000%
     Evergreen Nylon Recycling Company, LLC                          50.000000%
     Garrett Comtronics Licensing Corporation                        85.000000%
     Globe Auto Electricals, Ltd.                                    25.700000%
     Grimes Holdings Inc.                                           100.000000%

       MRC Acquisition Corporation                                  100.000000%
         Grimes Aerospace Company                                   100.000000%
           Cambridge Thermionic Corp.                               100.000000%
             Cambridge Thermionic of Canada, Ltd.                   100.000000%
           FL Aerospace, Ltd.                                       100.000000%
           M-R Development Company                                  100.000000%
           MRC Acquisition Corp. No. 3                              100.000000%
           Midland Industries, Inc.                                 100.000000%
           Midland Preferred Corp.                                  100.000000%
           Midland-Ross International Corp.                         100.000000%
           Midland-Ross Trading Corporation                         100.000000%
           Midland-Ross of Canada, Ltd.                             100.000000%
           Midro Ltd.                                               100.000000%
           Nasco Enterprises                                        100.000000%
     H-D Polymer Corporation                                        100.000000%
       AlliedSignal Polymer Company, L.P.                            98.000000%
         AlliedSignal Leasing Company L.P.                           99.000000%
         Interest)
     Hankuk Brake Industrial Co., Ltd.                               48.999859%
     HoltraChem Manufacturing Company, L.L.C.                        36.000000%
     Industrial Turbines International, Inc.                         84.601848%
     Industrial Turbines International, Inc. (Preferred Stock)       45.845554%
     International Auto Parts Limited (a/k/a Interzapchast)          33.333333%
     International Turbine Engine Corporation                        80.328053%
     Investech (Partnership Interest)                                 3.630000%
     Jidosha Kiki Co., Ltd.                                           4.642580%
       Aruma Engineering Co., Ltd.                                  100.000000%
       JKC-USA Corporation                                          100.000000%
       Niigata Technos Co., Ltd.                                    100.000000%
       Technos Co., Ltd.                                            100.000000%
       Trondule Co., Ltd.                                           100.000000%
     King Radio S.A.                                                 95.000000%
     Klippan N.V.                                                   100.000000%
     LG AlliedSignal Corporation                                     50.000000%
     LORI, Inc.                                                     100.000000%
       Lori Asia Pte. Ltd.                                          100.000000%
       Lorimark, Inc.                                               100.000000%
     Light Helicopter Turbine Engine Company (Partnership            50.000000%
     Interest)
     Nanoglass LLC                                                   50.000000%
     Nippon Amorphous Metals Co., Ltd.                               50.000000%
     Nirlon Limited                                                   1.900361%
     Nitto Boseki Co., Ltd.                                           0.010000%
     Norplex Oak India Limited                                       20.000000%
     Opex Corporation                                               100.000000%
       AlliedSignal Polymer Company, L.P.                             2.000000%

     Pacific BBA Ltd.                                             (less than 1%)
     Prestolite of India, Ltd.                                       33.330000%
     Prestone Holdings Inc.                                         100.000000%
       Prestone Products Corporation                                100.000000%
         AlliedSignal Canada Inc.                                     0.422535%
     Quimobasicos, S.A. de C.V.                                     100.000000%
       Propelentes Mexicanos, S.A.                                   80.000000%
     Quimobasicos, S.A. de C.V.                                     100.000000%
     Realdix Corporation                                            100.000000%
     Remtex Mfg., Inc.                                              100.000000%
       AlliedSignal TBS Holdings, Inc.                               12.150000%
       AlliedSignal de Mexico, S.A. de C.V.                           0.366867%
     Rubix                                                           50.000000%
     Rumford Automotive Products Co.                                100.000000%
     SN-Centro de Pesquisas e Promocao de Sulfato                    99.989246%
     de Amonio Ltda.
     Shenco Limited (Partnership Interest)                           90.000000%
     Technofan                                                        3.266099%
     The Bendix Corporation                                         100.000000%
     Transitions Two (Partnership Interest)                           5.740000%
     Turbo Services S.N.C.                                            1.000000%
     Turbodina S.A.I.y.C.                                            77.977843%
     USHA Amorphous Metals, Ltd.                                     50.000000%
     Universal Assets Inc.                                           50.000000%
     Universal Assets Inc. (Preferred Stock)                         29.333333%


MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is 101 Columbia Road, Morristown, NJ 07962.

------------------------- -------------------------------------------------------------------------
Hans W. Becherer          Director
------------------------- -------------------------------------------------------------------------
Lawrence A. Bossidy       Director, Chairman and Chief Executive Officer
------------------------- -------------------------------------------------------------------------
Daniel P. Burnham         Director and Vice Chairman
------------------------- -------------------------------------------------------------------------
Ann M. Fudge              Director
------------------------- -------------------------------------------------------------------------
Paul X. Kelley            Director
------------------------- -------------------------------------------------------------------------
Robert P. Luciano         Director
------------------------- -------------------------------------------------------------------------

------------------------- -------------------------------------------------------------------------
Robert B. Palmer          Director
------------------------- -------------------------------------------------------------------------
Russell E. Palmer         Director
------------------------- -------------------------------------------------------------------------
Frederic M. Poses         Director and Vice Chairman
------------------------- -------------------------------------------------------------------------
Ivan G. Seidenberg        Director
------------------------- -------------------------------------------------------------------------
Andrew C. Sigler          Director
------------------------- -------------------------------------------------------------------------
John R. Stafford          Director
------------------------- -------------------------------------------------------------------------
Thomas P. Stafford        Director
------------------------- -------------------------------------------------------------------------
Robert C. Winters         Director
------------------------- -------------------------------------------------------------------------
Henry T. Yang             Director
------------------------- -------------------------------------------------------------------------
Peter M. Kreindler        Senior Vice President, General Counsel and Secretary
------------------------- -------------------------------------------------------------------------
Joseph B. Leonard         Senior Vice President and President, Aerospace Marketing, Sales and
                          Service
------------------------- -------------------------------------------------------------------------
Paul J. Norris            Senior Vice President and President, Specialty Chemicals
------------------------- -------------------------------------------------------------------------
Donald J. Redlinger       Senior Vice President, Human Resources and Communications
------------------------- -------------------------------------------------------------------------
Paul R. Schindler         Senior Vice President, Europe, India and the Middle East
------------------------- -------------------------------------------------------------------------
Richard F. Wallman        Senior Vice President and Chief Financial Officer
------------------------- -------------------------------------------------------------------------


5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant. As of April 30, 1998, based on information supplied by such 10% owner in a Schedule 13G, as of December 31, 1997.

------------------------- ----------------------- ------------------------ ------------------------
NAME AND COMPLETE         TITLE OF CLASS OWNED    AMOUNT OWNED             PERCENTAGE OF VOTING
MAILING ADDRESS                                                            SECURITIES OWNED
------------------------- ----------------------- ------------------------ ------------------------
State Street Bank &       Common Stock, par       69,261,968               12.3
Trust Company             value $1 per share
------------------------- ----------------------- ------------------------ ------------------------


                                  UNDERWRITERS
                                  ------------


6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten. There are no underwriters of the securities proposed to be offered in the Exchange Offer. Following are the underwriters identified in Section 6(a) hereof:

  A. The following were the underwriters in the Company's issuance of $100 million of 6.75% Notes due August 15, 2000:

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Salomon Brothers Inc.


The mailing address for the above underwriters is: 55 Broad Street, New York, NY 10004.


B. The following were the underwriters in the Company's issuance of $200 million of 6.20% Notes due February 1, 2008:

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Salomon Brothers Inc.

The mailing address for the above underwriters is: 55 Broad Street, New York, NY 10004.


C. The following were the underwriters in the Company's issuance of $200 million of 5 3/4% remarketable securities due 2011:

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

The mailing address for the above underwriters is: 60 Wall Street, New York, NY 10260.


CAPITAL SECURITIES
------------------


  7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

The following table sets forth the consolidated capitalization of the Company as of April 30, 1998.

(i)  Equity Securities:

Title of Class              Amount Authorized            Amount Outstanding
----------------------      -----------------            ------------------
Common Stock                1,000,000,000 shares         563,714,332

$1 par value

Preferred Stock             20,000,000 shares            none
No par value

(ii)                                                  Authorized and Outstanding
         Debt Securities:                                    (in millions)
         ---------------                              --------------------------
Employee stock ownership
  plan floating rate notes,
  4.29%-4.71%, due 1998-1999                                 $  48
6.75% notes due August 15, 2000                                100
9 7/8% debentures due June 1, 2002                             250
9.20% debentures due February 15, 2003                         100
Medium term notes,
  8.93%-9.28%, due 1999-2001                                    69
Zero coupon bonds and
  money multiplier notes,
  13.0%-14.26%, due 1998-2009                                  164
9 1/2% debentures due June 1, 2016                             100
Industrial development bond
  obligations, 3.15%-6.75%, maturing
  at various dates through 2027                                105
6.20% notes due February
  1, 2008                                                      200
5 3/4% Dealer remarketable
  securities due 2011                                          200
Other (including capitalized leases),
  1.54%-12.42%, maturing at various
  dates through 2016                                           249


(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Common shareowners are entitled to one vote per share. Common shareowners do not have preemptive or conversion rights. The Company may establish series of preferred stock having such number of shares and such terms as it may determine.


  8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

  For purposes of this Section 8, the "Indenture" shall refer to the Indenture, dated as of October 1, 1985, by and between AlliedSignal Inc. and The Chase Manhattan Bank, as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture dated as of February 1, 1991 and by the Second Supplemental Indenture dated as of November 1, 1997.

Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture or the Offering Circular.

     (A) EVENTS OF DEFAULT

     Events of Default with respect to any series of Debentures under the Indenture include: (a) default in payment of any principal of or premium, if any, on such series, except for principal due upon sinking fund redemptions;
(b) default in the payment of any installment of interest or sinking fund redemption, if any, on such series and continuance of such default for a period of 30 days; (c) default for 90 days after notice in the performance of any other covenant in the Indenture; or (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company (Section 501). The Trustee may withhold notice to the holders of Debentures of any default (except in the payment of principal of or premium, if any, or interest on such series of Debentures) if it considers such withholding to be in the interest of holders of Debentures (Section 508). No Event of Default with respect to a particular series of Debentures issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debentures.

     On the occurrence of an Event of Default, the Trustee or the holders of at least 25% in principal amount at maturity of Debentures of each such series then outstanding may declare the principal (or in the case of Debentures sold at an original issue discount, the amount specified in the terms thereof) to be due and payable immediately (Section 501). Upon payment of such amount, together with any premium or interest due thereon, if any, all the Company's obligations in respect to payment of indebtedness on such Debentures will terminate (Sections 401, 501 and 502).

     Subject to provisions relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders of Debentures unless such holders of Debentures shall have offered to the Trustee reasonable indemnity (Section 603).

     (B) AUTHENTICATION AND DELIVERY

     The New Notes shall be executed on behalf of the Company by its Chairman of the Board, its President or one of its Vice Presidents, its Treasurer or one of its Assistant Treasurers, under the Company's corporate seal reproduced thereon and attested by the Secretary or one of the Assistant Secretaries. Upon proper delivery of New Notes to the Trustee for authentication, the Trustee shall authenticate and deliver such securities. The Indenture does not contain provisions regarding the application of the proceeds from issuance of the New Notes (Section 303).

     (C) RELEASE OF PROPERTY SUBJECT TO LIEN

     The Company's obligations under the New Notes are not secured by any liens or security interests on any assets of the Company. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

     (D)  SATISFACTION AND DISCHARGE

     The Indenture shall cease to be of further effect with respect to the Debentures of any series when (1) either: (i) all the Debentures of such series and Coupons appertaining thereto issued under the Indenture (except certain Debentures which have been destroyed, lost or stolen and certain Debentures and Coupons for whose payment money has theretofore been deposited in trust, held by the Company and repaid or discharged from such trust) have been delivered to the Trustee or an authenticating agent cancelled or for cancellation, or (ii) all such Debentures and Coupons have become due and payable or will become due and payable at their Stated Maturity, or have been called for redemption, and the Company has deposited in trust funds sufficient to pay off and discharge such Debentures and Coupons; (2) the Company has paid or caused to be paid all other sums required to be paid under the Indenture; and (3) the Company has delivered an appropriate officer's certificate and opinion of counsel to the Trustee stating that all conditions precedent therein provided for relating to the satisfaction and discharge of the Indenture with respect to the Debentures of such series have been complied with (Section 401).

     (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a written statement stating (i) whether or not the Company has fulfilled all its obligations under the Indenture throughout the year, and if a default has occurred, providing details as to the circumstances of such default(s), and (ii) that no event has occurred and is continuing which is or would become a certain Event of Default, and if such an event has occurred, providing details as to the circumstances of such default(s) (Section 1004).

  9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     No other person is an obligor with respect to the New Notes.



                    CONTENTS OF APPLICATION FOR QUALIFICATION

     This application for qualification comprises:

     (a) Pages numbered one to 19, consecutively;

     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 attached hereto);

     (c) The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

         (i) Exhibit T3A -- The Company's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i) to the Company's Form 10-Q for the quarter ended March 31, 1997);

         (ii) Exhibit T3B -- The Company's Bylaws, as amended (incorporated by reference to Exhibit 3(ii) to the Company's Form 10-Q for the quarter ended March 31, 1996);

         (iii) Exhibit T3C.1 -- Indenture between the Company and The Chase Manhattan Bank (National Association), Trustee, dated as of October 1, 1985. (Incorporated by reference to Exhibit 4(b) to Registration Statement No. 33-04551);

         (iv) Exhibit T3C.2 -- First Supplemental Indenture dated as of February 1, 1991 between the Company and The Chase Manhattan Bank (National Association), as Trustee;

          (v) Exhibit T3C.3 -- Second Supplemental Indenture dated as of November 1, 1997 between the Company and The Chase Manhattan Bank, as Trustee (Incorporated by reference to Exhibit 4.5 to Amendment No. 2 to Registration Statement No. 33-64245;

         (vi)  Exhibit T3D -- Not applicable;

        (vii) Exhibit T3E.1 -- Offering Circular, dated as of May 20, 1998 for $250,000,000 9 7/8% Debentures due June 1, 2002 and for $100,000,000 9.20% Debentures due February 15, 2003;

       (viii) Exhibit T3E.2 -- Letter of Transmittal, dated as of May 20, 1998 for $250,000,000 9 7/8% Debentures due June 1, 2002;

         (ix) Exhibit T3E.3 -- Letter of Transmittal, dated as of May 20, 1998 for $100,000,000 9.20% Debentures due February 15, 2003;

          (x) Exhibit T3E.4 -- Form of Notice of Guaranteed Delivery, dated as of May 20, 1998 for $250,000,000 9 7/8% Debentures due June 1,
               2002;

         (xi) Exhibit T3E.5 -- Form of Notice of Guaranteed Delivery, dated as of May 20, 1998 for $100,000,000 9.20% Debentures due February 15, 2003;

        (xii)  Exhibit T3F -- Cross-Reference Sheet;

       (xiii)  Exhibit 99 -- Form T-1 of The Chase Manhattan Bank.



                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Company, AlliedSignal Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Township of Morris, and State of New Jersey, on the 20th day of May, 1998.


(SEAL)                          ALLIEDSIGNAL INC.

                                By: /s/  Peter M. Kreindler
                                   ------------------------------------
                                Name:    Peter M. Kreindler
                                Title:   Senior Vice President,
                                          General Counsel and Secretary


Attest: /s/ Dennis R. Marshall
        ------------------------
Name:   Dennis R. Marshall
Title:  Assistant Secretary




                          STATEMENT OF DIFFERENCES
                          ------------------------

The section symbol shall be expressed as..............................  'SS'